# SEC Schedule 13G — Beneficial ownership report by passive or exempt holders of more than 5% of a class (short form)

Issuer: Circle Internet Group, Inc., CIK 0001876042
CUSIP: 172573107
Title of class of securities: Class A common stock
Address of issuer's principal executive offices: One World Trade Center, New York, New York (NY), 10007
Date of event which requires filing of this statement: 06/30/2025
Filed pursuant to Rule 13d-1(d)
Filed by CIK 0001537061

## Reporting persons
- James Breyer: type of reporting person: individual (IN); citizenship or place of organization: United States (X1); does not affirm membership in a group (box b); sole voting power 13,331,954; shared voting power 28,908; sole dispositive power 13,331,954; shared dispositive power 28,908; aggregate amount beneficially owned 13,360,862 (6.4% of the class)
- Breyer Capital L.L.C.: type of reporting person: other (OO); citizenship or place of organization: Delaware (DE); does not affirm membership in a group (box b); sole voting power 12,997,328; shared voting power 0; sole dispositive power 12,997,328; shared dispositive power 0; aggregate amount beneficially owned 12,997,328 (6.3% of the class)
- The James W. Breyer 2005 Trust u/d/t March 25, 2005: type of reporting person: other (OO); citizenship or place of organization: Texas (TX); does not affirm membership in a group (box b); sole voting power 12,997,328; shared voting power 28,908; sole dispositive power 12,997,328; shared dispositive power 28,908; aggregate amount beneficially owned 13,026,236 (6.3% of the class)

## Item 1. Issuer
Name of issuer: Circle Internet Group, Inc.
Address of issuer's principal executive offices: One World Trade Center, New York, New York, 10007

## Item 2. Person Filing
Name of person filing: This Schedule 13G is being filed jointly by James Breyer, a citizen of the United States, Breyer Capital L.L.C., a Delaware limited liability Company ("Breyer LLC"), and The James W. Breyer 2005 Trust u/t/d March 25, 2005, a trust formed under and governed by the laws of the State of Texas (the "Trust") (each a "Reporting Person" and together, the "Reporting Persons").
Address of principal business office or, if none, residence: The principal business address for each of the Reporting Persons is 908 West 16th Street, Austin, Texas, 78701.
Citizenship: See the responses to Item 4 of each of the cover pages and Item 2(a) above.

## Item 3. If this statement is filed pursuant to Rules 13d-1(b) or 13d-2(b) or (c), type of person filing
Not applicable.

## Item 4. Ownership
Amount beneficially owned:
Breyer LLC directly holds 12,997,328 shares of the Class A common stock of the Issuer (the "Common Stock"). Tuscany Sunrise Capital LLC, a Delaware limited liability company ("Tuscany LLC"), directly holds 334,626 shares of Common Stock. Breyer Chao Capital LLC, a Delaware limited liability company ("Breyer Chao"), directly holds 28,908 shares of Common Stock. Breyer LLC is wholly owned by the Trust and Mr. Breyer serves as President of Breyer LLC and as trustee of the Trust. Accordingly, each of the Trust and Mr. Breyer may be deemed to have voting and dispositive power over the shares of Common Stock held by Breyer LLC. The Trust owns 50% of Breyer Chao and Mr. Breyer serves as a co-Manager of Breyer Chao. Accordingly, each of the Trust and Mr. Breyer may be deemed to share voting and dispositive power over the the shares of Common Stock held by Breyer Chao. Mr. Breyer serves as Manager of Tuscancy LLC and accordingly may be deemed to have voting and dispositive power over the shares of Common Stock held by Tuscany LLC.

Each of the Reporting Persons disclaims beneficial ownership of the shares of Common Stock described above (except Breyer LLC with respect to the shares that it holds directly) and neither the filing of this Schedule 13G nor any of its contents shall be deemed to constitute an admission to the contrary. The filing of this Schedule 13G should not be construed as an admission that any of the Reporting Persons are members of a "group" for the purposes of Sections 13(g) and 13(d) of the Securities Exchange Act of 1934, as amended.
Percent of class:
See the responses to Item 11 of the cover pages hereof.

Calculation is based on 207,650,578 shares of Common Stock outstanding, the number of shares of Common Stock the Issuer reported in its prospectus dated June 4, 2025 relating to its initial public offering would be outstanding immediately after the consummation of such offering, assuming the full exercise of the underwriters option to purchase additional shares.
Sole power to vote or to direct the vote: See the responses to Item 5 of the cover pages hereof.
Shared power to vote or to direct the vote: See the responses to Item 6 of the cover pages hereof.
Sole power to dispose or to direct the disposition: See the responses to Item 7 of the cover pages hereof.
Shared power to dispose or to direct the disposition: See the responses to Item 8 of the cover pages hereof.

## Item 5. Ownership of 5 Percent or Less of a Class
Not applicable.

## Item 6. Ownership of More than 5 Percent on Behalf of Another Person
Not applicable.

## Item 7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company or Control Person
Not applicable.

## Item 8. Identification and Classification of Members of the Group
Not applicable.

## Item 9. Notice of Dissolution of Group
Not applicable.

## Item 10. Certifications
Not applicable.

## Signatures
- James Breyer: /s/ James Breyer, James Breyer (08/13/2025)
- Breyer Capital L.L.C.: /s/ James Breyer, James Breyer, President (08/13/2025)
- The James W. Breyer 2005 Trust u/d/t March 25, 2005: /s/ James Breyer, James Breyer, Trustee (08/13/2025)
Comment: Exhibit 99.1 Joint Filing Agreement, dated August 12, 2025, among the Reporting Persons (filed herewith)